UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. informs the market and its shareholders that, referring to the fractions of shares from the reverse split operation approved at the Special Shareholders’ Meeting held on March 10th, 2009, sold at an Auction held at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Future Exchanges), on June 24th, 2009, that:

1. it shall pay, on July 20th, 2009, the amounts of:

1.1 R$22.499992165 per common share and R$27.499999709 per preferred share, referring to the sale of 3,730,979 common shares and 25,294,621 preferred shares; and

1.2 R$0.117688909 per common share and R$0.143842048 per preferred share, regarding the monetary restatement by the SELIC rate since June 29th, 2009, date of the Auction’s financial settlement. These amounts are susceptible to the Withholding Income Tax, according to the current legislation, except to those shareholders who are legally exempted from such taxation;

2. the aforementioned amounts shall be made available to shareholders that are entitled to them, by means of:

a) credit to the shareholders registered in its records as holders of checking account in a Financial Institution; and

b) credit to BM&FBOVESPA, which shall transfer the amounts to those shareholders registered in its records, through its Custodian Agents;

3. the shareholders who do not hold a checking account in a Financial Institution, but whose data is updated at Bradesco’s records, shall be notified and should go to a Bradesco Branch of their choice, with their ID cards, to receive the amounts they are entitled to;

4. for those not identified or not located, the amounts shall be available at the Company and paid upon request; and

5. to the shareholders mentioned in items 3 and 4 above, the amounts to be paid pointed out in item 1.1 shall also be restated by the SELIC rate or another index that might replace it, since June 29th, 2009 until the date of the payment.

Cidade de Deus, Osasco, SP, July 17th, 2009
Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice-President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.